SUBMISSION OF MATTERS TO A VOTE OF SHAREHOLDERS

The Joint Annual Meeting of Shareholders of the Common Shares of First Trust Energy Infrastructure Fund, Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund, First Trust Energy Income and Growth Fund, First Trust Enhanced Equity Income Fund, First Trust/Aberdeen Global Opportunity Income Fund, First Trust Mortgage Income Fund, First Trust Strategic High Income Fund II, First Trust/Aberdeen Emerging Opportunity Fund, First Trust Specialty Finance and Financial Opportunities Fund, First Trust Dividend and Income Fund, and First Trust High Income Long/Short Fund was held on April 23, 2014 (the "Annual Meeting"). At the Annual Meeting, Trustees Robert
F. Keith was elected by the Common Shareholders of the First Trust Dividend and Income Fund as Class III Trustee for a three-year term expiring at the Fund's annual meeting of shareholders in 2017. The number of votes cast in favor of Mr. Keith was 7,214,630 and the number of votes against was 82,554, and the number of broker non-votes was 962,333. James A. Bowen, Richard E. Erickson, and Thomas
R. Kadlec are the other current and continuing Trustees.

A special meeting of shareholders of the Fund was held on July 2, 2014. At the meeting, shareholders approved a new investment sub-advisory agreement between the Fund, First Trust and Chartwell Investment Partners, Inc. 4,136,299 (50.08%) of the outstanding voting securities were voted at the meeting. The number of votes cast in favor of the new investment sub-advisory agreement was 3,489,522, the number of votes against was 96,546, the number of abstentions was 550,231, and the number of broker non-votes was 4,123,218. The terms of the new investment sub-advisory agreement are substantially similar to the terms of the previous agreements.